CHUBB GROUP OF INSURANCE COMPANIES                DECLARATIONS
                                                  FINANCIAL INSTITUTION
                                                  INVESTMENT
                                                  COMPANY ASSET PROTECTION
15 Mountain View Road, Warren, New Jersey 07059   BOND

                                                  Bond Number:
NAME OF ASSURED (including its SUBSIDIARIES):     82052988

FLAHERTY & CRUMRINE INCORPORATED / PREFERRED
INCOME OPPORTUNITY FUND                           FEDERAL INSURANCE COMPANY

301 E. COLORADO BLVD., STE 720                    Incorporated under the laws of
PASADENA, CA 91101                                Indiana
                                                  a stock insurance company
                                                  herein called the COMPANY
                                                  Capital Center, 251 North
                                                  Illinois, Suite 1100
                                                  Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD:   from 12:01 a.m. on   May 15, 2009
                       to 12:01 a.m. on     May 15, 2010

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

     If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE
     1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                      DEDUCTIBLE
INSURING CLAUSE                                  LIMIT OF LIABILITY     AMOUNT
---------------                                  ------------------   ----------
 1. Employee                                          $450,000          $25,000
 2. On Premises                                       $450,000          $25,000
 3. In Transit                                        $450,000          $25,000
    Forgery or
 4. Alteration                                        $    n/a          $   n/a
 5. Extended Forgery                                  $    n/a          $   n/a
 6. Counterfeit Money                                 $    n/a          $   n/a
 7. Threats to Person                                 $    n/a          $   n/a
 8. Computer System                                   $    n/a          $   n/a
 9. Voice Initiated Funds Transfer Instruction        $    n/a          $   n/a
10. Uncollectible Items of Deposit                    $    n/a          $   n/a
11. Audit Expense                                     $ 25,000          $     0

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1) Deleting Valuation & Amending Change/Modifications Endt; 2) Compliance with Trade Sanction Endt: 3) Premium Endt.

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/s/ W. Andrew Macan                     /s/ John J Degnan
Secretary                               President


Countersigned by                        /s/ Robert Hamburger
                 --------------------   ----------------------------------------
                                        Authorized Representative

ICAP Bond (5-98) - Federal


                     Form 17-02-1421 (Ed. 5-98) Page 1 of 1

                          The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

EMPLOYEE                  1.   Loss resulting directly from LARCENY or
                               EMBEZZLEMENT committed by any EMPLOYEE, alone or
                               in collusion with others.

ON PREMISES               2.   Loss of PROPERTY resulting directly from robbery,
                               burglary, false pretenses, common law or
                               statutory larceny, misplacement, mysterious
                               unexplainable disappearance, damage, destruction
                               or removal, from the possession, custody or
                               control of the ASSURED, while such PROPERTY is
                               lodged or deposited at premises located anywhere.

IN TRANSIT                3.   Loss of PROPERTY resulting directly from common
                               law or statutory larceny, misplacement,
                               mysterious unexplainable disappearance, damage or
                               destruction, while the PROPERTY is in transit
                               anywhere:

                               a.   in an armored motor vehicle, including
                                    loading and unloading thereof,

                               b. in the custody of a natural person acting as a messenger of the ASSURED, or

                               c. in the custody of a TRANSPORTATION COMPANY and being transported in a conveyance other than an armored motor vehicle provided, however, that covered PROPERTY transported in such manner is limited to the following:

                                    (1)  written records,

                                    (2)  securities issued in registered form,
                                         which are not endorsed or are
                                         restrictively endorsed, or

                                    (3)  negotiable instruments not payable to
                                         bearer, which are not endorsed or are
                                         restrictively endorsed.

                               Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)


                     Form 17-02-1421 (Ed. 5-98) Page 1 of 19

INSURING CLAUSES
(CONTINUED)

FORGERY OR ALTERATION     4.   Loss resulting directly from:

                               a.   FORGERY on, or fraudulent material
                                    alteration of, any bills of exchange,
                                    checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of PROPERTY, or

                               b. transferring, paying or delivering any funds or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other PROPERTY, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a FORGERY or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or
                                    EMPLOYEE;

                                    excluding, however, under this INSURING
                                    CLAUSE any loss covered under INSURING
                                    CLAUSE 5. of this Bond, whether or not
                                    coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                                    For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

EXTENDED FORGERY          5.   Loss resulting directly from the ASSURED having,
                               in good faith, and in the ordinary course of
                               business, for its own account or the account of
                               others in any capacity:

                               a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original SECURITIES,
                                    DOCUMENTS OR OTHER WRITTEN INSTRUMENTS which prove to:

                                    (1)  bear a FORGERY or a fraudulently
                                         material alteration,

                                    (2)  have been lost or stolen, or

                                    (3)  be COUNTERFEIT, or

                               b.   guaranteed in writing or witnessed any
                                    signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any SECURITIES, DOCUMENTS OR
                                    OTHER WRITTEN INSTRUMENTS.

                                    Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS OR
                                    OTHER WRITTEN INSTRUMENTS by an EMPLOYEE,
                                    CUSTODIAN, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 2 of 19

INSURING CLAUSES

EXTENDED FORGERY               For the purpose of this INSURING CLAUSE, a
(CONTINUED)                    mechanically reproduced facsimile signature is
                               treated the same as a handwritten signature.

COUNTERFEIT MONEY         6.   Loss resulting directly from the receipt by the
                               ASSURED in good faith of any COUNTERFEIT money.

THREATS TO PERSON         7.   Loss resulting directly from surrender of
                               PROPERTY away from an office of the ASSURED as a
                               result of a threat communicated to the ASSURED to
                               do bodily harm to an EMPLOYEE as defined in
                               Section 1.e. (1), (2) and (5), a RELATIVE or
                               invitee of such EMPLOYEE, or a resident of the
                               household of such EMPLOYEE, who is, or allegedly
                               is, being held captive provided, however, that
                               prior to the surrender of such PROPERTY:

                               a. the EMPLOYEE who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                               b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                               It is agreed that for purposes of this INSURING
                               CLAUSE, any EMPLOYEE of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

COMPUTER SYSTEM           8.   Loss resulting directly from fraudulent:

                               a.   entries of data into, or

                               b.   changes of data elements or programs within,

                               a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                                    (1)  funds or other property to be
                                         transferred, paid or delivered,

                                    (2)  an account of the ASSURED or of its
                                         customer to be added, deleted, debited
                                         or credited, or

                                    (3)  an unauthorized account or a fictitious
                                         account to be debited or credited.

ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 3 of 19

INSURING CLAUSES
(CONTINUED)

VOICE INITIATED FUNDS     9.   Loss resulting directly from VOICE INITIATED
TRANSFER INSTRUCTION           FUNDS TRANSFER INSTRUCTION directed to the
                               ASSURED authorizing the transfer of dividends or
                               redemption proceeds of INVESTMENT COMPANY shares
                               from a CUSTOMER'S account, provided such VOICE
                               INITIATED FUNDS TRANSFER INSTRUCTION was:

                               a. received at the ASSURED'S offices by those EMPLOYEES of the ASSURED specifically authorized to receive the VOICE INITIATED
                                    FUNDS TRANSFER INSTRUCTION,

                               b.   made by a person purporting to be a
                                    CUSTOMER, and

                               c.   made by said person for the purpose of
                                    causing the ASSURED or CUSTOMER to sustain a loss or making an improper personal financial gain for such person or any other person.

                               In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS
                               TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated
                               Procedures outlined in the APPLICATION furnished to the COMPANY.

UNCOLLECTIBLE ITEMS OF    10.  Loss resulting directly from the ASSURED having
DEPOSIT                        credited an account of a customer, shareholder or
                               subscriber on the faith of any ITEMS OF DEPOSIT
                               which prove to be uncollectible, provided that
                               the crediting of such account causes:

                               a.   redemptions or withdrawals to be permitted,

                               b.   shares to be issued, or

                               c.   dividends to be paid,

                               from an account of an INVESTMENT COMPANY.

                               In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold ITEMS OF
                               DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                               ITEMS OF DEPOSIT shall not be deemed
                               uncollectible until the ASSURED'S standard collection procedures have failed.

AUDIT EXPENSE             11.  Expense incurred by the ASSURED for that part of
                               the cost of audits or examinations required by
                               any governmental regulatory authority or
                               self-regulatory organization to be conducted by
                               such authority, organization or their appointee
                               by reason of the discovery of loss sustained by
                               the ASSURED and covered by this Bond.

ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 4 of 19

GENERAL AGREEMENTS

ADDITIONAL COMPANIES      A.   If more than one corporation, or INVESTMENT
INCLUDED AS ASSURED            COMPANY, or any combination of them is included
                               as the ASSURED herein:

                               (1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                               (2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.
                                    The COMPANY shall furnish each INVESTMENT
                                    COMPANY with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                               (3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

                               (4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                               (5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

REPRESENTATION MADE BY    B.   The ASSURED represents that all information it
ASSURED                        has furnished in the APPLICATION for this Bond or
                               otherwise is complete, true and correct. Such
                               APPLICATION and other information constitute part
                               of this Bond.

                               The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                               Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 5 of 19

GENERAL AGREEMENTS
(CONTINUED)

ADDITIONAL OFFICES OR     C.   If the ASSURED, other than an INVESTMENT COMPANY,
EMPLOYEES -                    while this Bond is in force, merges or
CONSOLIDATION, MERGER          consolidates with, or purchases or acquires
OR PURCHASE OR                 assets or liabilities of another institution, the
ACQUISITION OF ASSETS          ASSURED shall not have the coverage afforded
OR LIABILITIES - NOTICE        under this Bond for loss which has:
TO COMPANY
                               (1)  occurred or will occur on premises, or

                               (2)  been caused or will be caused by an
                                    employee, or

                               (3) arisen or will arise out of the assets or liabilities, of such institution, unless the
                                    ASSURED:

                               a.   gives the COMPANY written notice of the
                                    proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

                               b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

                               c.   on obtaining such consent, pays to the
                                    COMPANY an additional premium.

CHANGE OF CONTROL -       D.   When the ASSURED learns of a change in control
NOTICE TO COMPANY              (other than in an INVESTMENT COMPANY), as set
                               forth in Section 2(a) (9) of the Investment
                               Company Act of 1940, the ASSURED shall within
                               sixty (60) days give written notice to the
                               COMPANY setting forth:

                               (1)  the names of the transferors and transferees
                                    (or the names of the beneficial owners if the voting securities are registered in another name),

                               (2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

                               (3)  the total number of outstanding voting
                                    securities. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

COURT COSTS AND           E.   The COMPANY will indemnify the ASSURED for court
ATTORNEYS' FEES                costs and reasonable attorneys' fees incurred and
                               paid by the ASSURED in defense, whether or not
                               successful, whether or not fully litigated on the
                               merits and whether or not settled, of any claim,
                               suit or legal proceeding with respect to which
                               the ASSURED would be entitled to recovery under
                               this Bond. However, with respect to INSURING
                               CLAUSE 1., this Section shall only apply in the
                               event that:

                               (1)  an EMPLOYEE admits to being guilty of
                                    LARCENY OR EMBEZZLEMENT,

                               (2) an EMPLOYEE is adjudicated to be guilty of LARCENY OR EMBEZZLEMENT, or

ICAP Bond (5-98)


                     Form 17-02-1421 (Ed. 5-98) Page 6 of 19

GENERAL AGREEMENTS

COURT COSTS AND                (3)  in the absence of 1 or 2 above, an
ATTORNEYS' FEES                     arbitration panel agrees, after a review of
(CONTINUED)                         an agreed statement of facts between the
                                    COMPANY and the ASSURED, that an EMPLOYEE
                                    would be found guilty of LARCENY OR
                                    EMBEZZLEMENT if such EMPLOYEE were
                                    prosecuted.

                               The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                               If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                               If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                               If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING
                               CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                               If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
                               INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                               Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT
                               OF LIABILITY stated in ITEM 2. of the
                               DECLARATIONS.

ICAP Bond (5-98)


                     Form 17-02-1421 (Ed. 5-98) Page 7 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS               1.   As used in this Bond:

                               a. COMPUTER SYSTEM means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                               b. COUNTERFEIT means an imitation of an actual valid original which is intended to deceive and be taken as the original.

                               c. CUSTODIAN means the institution designated by an INVESTMENT COMPANY to maintain possession and control of its assets.

                               d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an INVESTMENT COMPANY which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTION.

                               e.   EMPLOYEE means:

                                    (1)  an officer of the ASSURED,

                                    (2)  a natural person while in the regular
                                         service of the ASSURED at any of the
                                         ASSURED'S premises and compensated
                                         directly by the ASSURED through its
                                         payroll system and subject to the
                                         United States Internal Revenue Service
                                         Form W-2 or equivalent income reporting
                                         plans of other countries, and whom the
                                         ASSURED has the right to control and
                                         direct both as to the result to be
                                         accomplished and details and means by
                                         which such result is accomplished in
                                         the performance of such service,

                                    (3)  a guest student pursuing studies or
                                         performing duties in any of the
                                         ASSURED'S premises,

                                    (4)  an attorney retained by the ASSURED and
                                         an employee of such attorney while
                                         either is performing legal services for
                                         the ASSURED,

                                    (5)  a natural person provided by an
                                         employment contractor to perform
                                         employee duties for the ASSURED under
                                         the ASSURED'S supervision at any of the
                                         ASSURED'S premises,

                                    (6)  an employee of an institution merged or
                                         consolidated with the ASSURED prior to
                                         the effective date of this Bond,

                                    (7)  a director or trustee of the ASSURED,
                                         but only while performing acts within
                                         the scope of the customary and usual
                                         duties of any officer or other employee
                                         of the ASSURED or while acting as a
                                         member of any committee duly elected or
                                         appointed to examine or audit or have
                                         custody of or access to PROPERTY of the
                                         ASSURED, or

ICAP Bond (5-98)


                     Form 17-02-1421 (Ed. 5-98) Page 8 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS                         (8)  each natural person, partnership or
(CONTINUED)                              corporation authorized by written
                                         agreement with the ASSURED to perform
                                         services as electronic data processor
                                         of checks or other accounting records
                                         related to such checks but only while
                                         such person, partnership or corporation
                                         is actually performing such services
                                         and not:

                                         a.   creating, preparing, modifying or
                                              maintaining the ASSURED'S computer
                                              software or programs, or

                                         b.   acting as transfer agent or in any
                                              other agency capacity in issuing
                                              checks, drafts or securities for
                                              the ASSURED,

                                    (9)  any partner, officer or employee of an
                                         investment advisor, an underwriter
                                         (distributor), a transfer agent or
                                         shareholder accounting recordkeeper, or
                                         an administrator, for an INVESTMENT
                                         COMPANY while performing acts coming
                                         within the scope of the customary and
                                         usual duties of an officer or employee
                                         of an INVESTMENT COMPANY or acting as a
                                         member of any committee duly elected or
                                         appointed to examine, audit or have
                                         custody of or access to PROPERTY of AN
                                         INVESTMENT COMPANY.

                                         The term EMPLOYEE shall not include any
                                         partner, officer or employee of a
                                         transfer agent, shareholder accounting
                                         recordkeeper or administrator:

                                         a.   which is not an "affiliated
                                              person" (as defined in Section
                                              2(a) of the Investment Company Act
                                              of 1940) of an INVESTMENT COMPANY
                                              or of the investment advisor or
                                              underwriter (distributor) of such
                                              INVESTMENT COMPANY, or

                                         b.   which is a "bank" (as defined in
                                              Section 2(a) of the Investment
                                              Company Act of 1940).

                                              This Bond does not afford coverage
                                              in favor of the employers of
                                              persons as set forth in e. (4),
                                              (5) and (8) above, and upon
                                              payment to the ASSURED by the
                                              COMPANY resulting directly from
                                              LARCENY OR EMBEZZLEMENT committed
                                              by any of the partners, officers
                                              or employees of such employers,
                                              whether acting alone or in
                                              collusion with others, an
                                              assignment of such of the
                                              ASSURED'S rights and causes of
                                              action as it may have against such
                                              employers by reason of such acts
                                              so committed shall, to the extent
                                              of such payment, be given by the
                                              ASSURED to the COMPANY, and the
                                              ASSURED shall execute all papers
                                              necessary to secure to the COMPANY
                                              the rights provided for herein.

                                              Each employer of persons as set
                                              forth in e.(4), (5) and (8) above
                                              and the partners, officers and
                                              other employees of such employers
                                              shall collectively be deemed to be
                                              one person for all the purposes of
                                              this Bond; excepting, however, the
                                              fifth paragraph of Section 13.

                                              Independent contractors not
                                              specified in e.(4), (5) or (8)
                                              above, intermediaries, agents,
                                              brokers or other representatives
                                              of the same general character
                                              shall not be considered EMPLOYEES.

ICAP Bond (5-98)


                     Form 17-02-1421 (Ed. 5-98) Page 9 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS                    f.   FORGERY means the signing of the name of
(CONTINUED)                         another natural person with the intent to
                                    deceive but does not mean a signature which
                                    consists in whole or in part of one's own
                                    name, with or without authority, in any
                                    capacity for any purpose.

                               g.   INVESTMENT COMPANY means any investment
                                    company registered under the Investment
                                    Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                               h. ITEMS OF DEPOSIT means one or more checks or drafts drawn upon a financial institution in the United States of America.

                               i. LARCENY OR EMBEZZLEMENT means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                               j.   PROPERTY means money, revenue and other
                                    stamps; securities; including any note,
                                    stock, treasury stock, bond, debenture,
                                    evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment
                                    Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances;
                                    checks; withdrawal orders; money orders;
                                    travelers' letters of credit; bills of
                                    lading; abstracts of title; insurance
                                    policies, deeds, mortgages on real estate and/or upon chattels and interests therein;
                                    assignments of such policies, deeds or
                                    mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business
                                    (but excluding all electronic data
                                    processing records); and, all other
                                    instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                               k. RELATIVE means the spouse of an EMPLOYEE or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such EMPLOYEE or partner and being related to them by blood, marriage or legal guardianship.

                               l.   SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                    INSTRUMENTS means original (including
                                    original counterparts) negotiable or
                                    non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 10 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS                    m.   SUBSIDIARY means any organization that, at
(CONTINUED)                         the inception date of this Bond, is named in
                                    the APPLICATION or is created during the
                                    BOND PERIOD and of which more than fifty
                                    percent (50%) of the outstanding securities
                                    or voting rights representing the present
                                    right to vote for election of directors is
                                    owned or controlled by the ASSURED either
                                    directly or through one or more of its
                                    subsidiaries.

                               n.   TRANSPORTATION COMPANY means any
                                    organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                               o. VOICE INITIATED ELECTION means any election concerning dividend options available to
                                    INVESTMENT COMPANY shareholders or
                                    subscribers which is requested by voice over the telephone.

                               p.   VOICE INITIATED REDEMPTION means any
                                    redemption of shares issued by an INVESTMENT
                                    COMPANY which is requested by voice over the telephone.

                               q. VOICE INITIATED FUNDS TRANSFER INSTRUCTION means any VOICE INITIATED REDEMPTION or VOICE INITIATED ELECTION.

                               For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

GENERAL EXCLUSIONS -      2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
APPLICABLE TO ALL
INSURING CLAUSES               a.   loss not reported to the COMPANY in writing
                                    within sixty (60) days after termination of
                                    this Bond as an entirety;

                               b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section
                                    2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                               c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                               d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                               e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                               f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE
                                    11.;

                               g.   loss resulting from indirect or
                                    consequential loss of any nature;

ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 11 of 19

CONDITIONS AND
LIMITATIONS

GENERAL EXCLUSIONS -           h.   loss resulting from dishonest acts by any
APPLICABLE TO ALL                   member of the Board of Directors or Board of
INSURING CLAUSES                    Trustees of the ASSURED who is not an
(CONTINUED)                         EMPLOYEE, acting alone or in collusion with
                                    others;

                               i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any EMPLOYEE:

                                    (1)  of any law regulating:

                                         a.   the issuance, purchase or sale of
                                              securities,

                                         b.   securities transactions on
                                              security or commodity exchanges or
                                              the over the counter market,

                                         c.   investment companies,

                                         d.   investment advisors, or

                                    (2)  of any rule or regulation made pursuant
                                         to any such law; or

                               j. loss of confidential information, material or data;

                               k.   loss resulting from voice requests or
                                    instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

SPECIFIC EXCLUSIONS -     3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
APPLICABLE TO ALL
INSURING CLAUSES EXCEPT        a.   loss caused by an EMPLOYEE, provided,
INSURING CLAUSE 1.                  however, this Section 3.a. shall not apply
                                    to loss covered under INSURING CLAUSE 2. or
                                    3. which results directly from misplacement,
                                    mysterious unexplainable disappearance, or
                                    damage or destruction of PROPERTY;

                               b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

                                    (1)  to do bodily harm to any natural
                                         person, except loss of PROPERTY in
                                         transit in the custody of any person
                                         acting as messenger of the ASSURED,
                                         provided that when such transit was
                                         initiated there was no knowledge by the
                                         ASSURED of any such threat, and
                                         provided further that this Section 3.b.
                                         shall not apply to INSURING CLAUSE 7.,
                                         or

                                    (2)  to do damage to the premises or
                                         PROPERTY of the ASSURED;

                               c.   loss resulting from payments made or
                                    withdrawals from any account involving
                                    erroneous credits to such account;

                               d. loss involving ITEMS OF DEPOSIT which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

                               e.   loss of property while in the mail;

ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 12 of 19

CONDITIONS AND
LIMITATIONS

SPECIFIC EXCLUSIONS -          f.   loss resulting from the failure for any
APPLICABLE TO ALL                   reason of a financial or depository
INSURING CLAUSES EXCEPT             institution, its receiver or other
INSURING CLAUSE 1.                  liquidator to pay or deliver funds or other
(CONTINUED)                         PROPERTY to the ASSURED provided further
                                    that this Section 3.f. shall not apply to
                                    loss of PROPERTY resulting directly from
                                    robbery, burglary, misplacement, mysterious
                                    unexplainable disappearance, damage,
                                    destruction or removal from the possession,
                                    custody or control of the ASSURED.

                               g. loss of PROPERTY while in the custody of a TRANSPORTATION COMPANY, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                               h. loss resulting from entries or changes made by a natural person with authorized access to a COMPUTER SYSTEM who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's COMPUTER SYSTEM; or

                               i. loss resulting directly or indirectly from the input of data into a COMPUTER SYSTEM terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

SPECIFIC EXCLUSIONS -     4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
APPLICABLE TO ALL
INSURING CLAUSES EXCEPT        a.   loss resulting from the complete or partial
INSURING CLAUSES 1.,                non-payment of or default on any loan
4., AND 5.                          whether such loan was procured in good faith
                                    or through trick, artifice, fraud or false
                                    pretenses; provided, however, this Section
                                    4.a. shall not apply to INSURING CLAUSE 8.;

                               b.   loss resulting from forgery or any
                                    alteration;

                               c.   loss involving a counterfeit provided,
                                    however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

LIMIT OF LIABILITY/NON-   5.   At all times prior to termination of this Bond,
REDUCTION AND NON-             this Bond shall continue in force for the limit
ACCUMULATION OF                stated in the applicable sections of ITEM 2. of
LIABILITY                      the DECLARATIONS, notwithstanding any previous
                               loss for which the COMPANY may have paid or be
                               liable to pay under this Bond provided, however,
                               that the liability of the COMPANY under this Bond
                               with respect to all loss resulting from:

                               a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no EMPLOYEE is concerned or implicated, or

                               b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of PROPERTY, or

                               c.   all acts, other than those specified in a.
                                    above, of any one person, or

ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 13 of 19

CONDITIONS AND
LIMITATIONS

LIMIT OF LIABILITY/NON-        d.   any one casualty or event other than those
REDUCTION AND NON-                  specified in a., b., or c. above, shall be
ACCUMULATION OF                     deemed to be one loss and shall be limited
LIABILITY                           to the applicable LIMIT OF LIABILITY stated
(CONTINUED)                         in ITEM 2. of the DECLARATIONS of this Bond
                                    irrespective of the total amount of such
                                    loss or losses and shall not be cumulative
                                    in amounts from year to year or from period
                                    to period.

                               All acts, as specified in c. above, of any one person which

                               i.   directly or indirectly aid in any way
                                    wrongful acts of any other person or
                                    persons, or

                               ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

DISCOVERY                 6.   This Bond applies only to loss first discovered
                               by an officer of the ASSURED during the BOND
                               PERIOD. Discovery occurs at the earlier of an
                               officer of the ASSURED being aware of:

                               a. facts which may subsequently result in a loss of a type covered by this Bond, or

                               b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                               regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable
                               DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

NOTICE TO COMPANY -       7.   a.   The ASSURED shall give the COMPANY notice
PROOF - LEGAL                       thereof at the earliest practicable moment,
PROCEEDINGS AGAINST                 not to exceed sixty (60) days after
COMPANY                             discovery of loss, in an amount that is in
                                    excess of 50% of the applicable DEDUCTIBLE
                                    AMOUNT, as stated in ITEM 2. of the
                                    DECLARATIONS.

                               b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                               c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                               d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                               e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 14 of 19

CONDITIONS AND
LIMITATIONS

NOTICE TO COMPANY -            f.   Proof of loss involving VOICE INITIATED
PROOF - LEGAL                       FUNDS TRANSFER INSTRUCTION shall include
PROCEEDINGS AGAINST                 electronic recordings of such instructions.
COMPANY
(CONTINUED)

DEDUCTIBLE AMOUNT         8.   The COMPANY shall not be liable under any
                               INSURING CLAUSES of this Bond on account of loss
                               unless the amount of such loss, after deducting
                               the net amount of all reimbursement and/or
                               recovery obtained or made by the ASSURED, other
                               than from any Bond or policy of insurance issued
                               by an insurance company and covering such loss,
                               or by the COMPANY on account thereof prior to
                               payment by the COMPANY of such loss, shall exceed
                               the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the
                               DECLARATIONS, and then for such excess only, but
                               in no event for more than the applicable LIMITS
                               OF LIABILITY stated in ITEM 2. of the
                               DECLARATIONS.

                               There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any INVESTMENT COMPANY.

VALUATION                 9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                               The value of any loss of PROPERTY consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                               The value of any loss of PROPERTY other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                               In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                               OTHER PROPERTY

                               The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.

ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 15 of 19

CONDITIONS AND
LIMITATIONS
(CONTINUED)

SECURITIES SETTLEMENT     10.  In the event of a loss of securities covered
                               under this Bond, the COMPANY may, at its sole
                               discretion, purchase replacement securities,
                               tender the value of the securities in money, or
                               issue its indemnity to effect replacement
                               securities.

                               The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                               a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                               b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                               c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF
                                    LIABILITY bears to the value of the
                                    securities.

                               The value referred to in Section 10.a., b., and
                               c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                               The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                               The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and
                               c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

SUBROGATION -             11.  In the event of a payment under this Bond, the
ASSIGNMENT - RECOVERY          COMPANY shall be subrogated to all of the
                               ASSURED'S rights of recovery against any person
                               or entity to the extent of such payment. On
                               request, the ASSURED shall deliver to the COMPANY
                               an assignment of the ASSURED'S rights, title and
                               interest and causes of action against any person
                               or entity to the extent of such payment.

                               Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                               a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

                               b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                               c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 16 of 19

CONDITIONS AND
LIMITATIONS

SUBROGATION -                  d.   fourth, to the ASSURED in satisfaction of
ASSIGNMENT - RECOVERY               any loss suffered by the ASSURED which was
(CONTINUED)                         not covered under this Bond.

                               Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

COOPERATION OF ASSURED    12.  At the COMPANY'S request and at reasonable times
                               and places designated by the COMPANY, the ASSURED
                               shall:

                               a. submit to examination by the COMPANY and subscribe to the same under oath,

                               b. produce for the COMPANY'S examination all pertinent records, and

                               c. cooperate with the COMPANY in all matters pertaining to the loss.

                               The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

TERMINATION               13.  If the Bond is for a sole ASSURED, it shall not
                               be terminated unless written notice shall have
                               been given by the acting party to the affected
                               party and to the Securities and Exchange
                               Commission, Washington, D.C., not less than sixty
                               (60) days prior to the effective date of such
                               termination.

                               If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED
                               INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                               This Bond will terminate as to any one ASSURED, other than an INVESTMENT COMPANY:

                               a.   immediately on the taking over of such
                                    ASSURED by a receiver or other liquidator or by State or Federal officials, or

                               b.   immediately on the filing of a petition
                                    under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                               c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

                               The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 17 of 19

CONDITIONS AND
LIMITATIONS

TERMINATION                    If any partner, director, trustee, or officer or
(CONTINUED)                    supervisory employee of an ASSURED not acting in
                               collusion with an EMPLOYEE learns of any
                               dishonest act committed by such EMPLOYEE at any
                               time, whether in the employment of the ASSURED or
                               otherwise, whether or not such act is of the type
                               covered under this Bond, and whether against the
                               ASSURED or any other person or entity, the
                               ASSURED:

                               a. shall immediately remove such EMPLOYEE from a position that would enable such EMPLOYEE to cause the ASSURED to suffer a loss covered by this Bond; and

                               b. within forty-eight (48) hours of learning that an EMPLOYEE has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                               The COMPANY may terminate coverage as respects any EMPLOYEE sixty (60) days after written notice is received by each ASSURED INVESTMENT COMPANY and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such EMPLOYEE.

OTHER INSURANCE           14.  Coverage under this Bond shall apply only as
                               excess over any valid and collectible insurance,
                               indemnity or suretyship obtained by or on behalf
                               of:

                               a.   the ASSURED,

                               b.   a TRANSPORTATION COMPANY, or

                               c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the PROPERTY involved.

CONFORMITY                15.  If any limitation within this Bond is
                               prohibited by any law controlling this Bond's
                               construction, such limitation shall be deemed to
                               be amended so as to equal the minimum period of
                               limitation provided by such law.

CHANGE OR MODIFICATION    16.  This Bond or any instrument amending or
                               affecting this Bond may not be changed or
                               modified orally. No change in or modification of
                               this Bond shall be effective except when made by
                               written endorsement to this Bond signed by an
                               authorized representative of the COMPANY.

                               If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange
                               Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 18 of 19

CONDITIONS AND
LIMITATIONS

CHANGE OR MODIFICATION    If this Bond is for a joint ASSURED, no charge or
(CONTINUED)               modification which would adversely affect the rights
                          of the ASSURED shall be effective prior to sixty (60)
                          days after written notice has been furnished to all
                          insured INVESTMENT COMPANIES and to the Securities and
                          Exchange Commission, Washington, D.C., by the COMPANY.
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ICAP Bond (5-98)


                    Form 17-02-1421 (Ed. 5-98) Page 19 of 19


                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: May 15, 2009          EXECUTIVE RISK SPECIALTY INSURANCE
                                              Endorsement/Rider No. 1
                                              To be attached to and
                                              form a part of Bond No. 82052988

Issued to: FLAHERTY & CRUMRINE INCORPORATED / PREFERRED INCOME OPPORTUNITY FUND

      DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

     1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

     2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

          If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.


                                        /s/ Robert Hamburger
                                        ----------------------------------------
                                        Authorized Representative

17-02-2437 (12/2006) rev.

Effective date of
this endorsement: May 15, 2009         EXECUTIVE RISK SPECIALTY INSURANCE
                                       Endorsement No.: 2
                                       To be attached to and form a part of Bond
                                       Number: 82052988

Issued to: FLAHERTY & CRUMRINE INCORPORATED / PREFERRED INCOME OPPORTUNITY FUND

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 7, 2009

                                        /s/ Robert Hamburger
                                        ----------------------------------------
                                        Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

                                                                  EXECUTIVE RISK

SPECIALTY INSURANCE

     Endorsement No: 3

     Bond Number: 82052988

NAME OF ASSURED: FLAHERTY & CRUMRINE INCORPORATED / PREFERRED INCOME OPPORTUNITY
                 FUND

                               PREMIUM ENDORSEMENT

It is agreed that:

     1. The premium for this Bond for the period May 15, 2009 to May 15, 2010 is:

          Premium: Two Thousand Two Hundred Dollars ($2,200.00)

     2. It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on May 15, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 7, 2009

                                        /s/ Robert Hamburger
                                        ----------------------------------------
                                        Authorized Representative

ICAP Bond

Form 17-02-0735 (Rev. 1-97)

                       IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name, address and telephone number of your agent, if one is involved, is shown on the policy and/or in the material accompanying the policy.

If you require additional information you may contact the California Insurance Department at either the following address or phone number:

                                        California Insurance Department
                                        300 South Spring Street
                                        Los Angeles, CA 90012
                                        1-800-927-HELP

Form 14-02-1495 (Ed. 1/94)

                                IMPORTANT NOTICE

The premium shown on this policy or premium statement may be subject to adjustment in accordance with the provisions of California law recently adopted by ballot initiative. You will be informed about any adjustment as soon as the requirements of the law and their effect on your premium can be determined.

Form 99-10-0267 (Ed. 2/98)

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December
31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

                                IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

                        IMPORTANT NOTICE TO POLICYHOLDERS

     All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

     Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

THE FOLLOWING RESOLUTIONS WERE ADOPTED AT THE APRIL 21, 2009 MEETING OF THE BOARD OF DIRECTORS OF FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND INCORPORATED AT WHICH A MAJORITY OF DIRECTORS WHO ARE NOT "INTERESTED PERSONS" APPROVED THE AMOUNT AND FORM OF THE CURRENT BOND FOR THE PERIOD FROM MAY 15, 2009 TO MAY 15, 2010:

RESOLVED:   That the renewal of the fidelity bond coverage for the period from
            May 15, 2009 to May 15, 2010, which provides coverage in the aggregate amount of $450,000, is hereby approved; and further

RESOLVED:   That it is the finding of the Directors at this Meeting that the fidelity bond (the "Bond") issued through Chubb Group of Insurance
            Companies in the amount of $450,000 covering officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the
            Fund to which any person covered under the Bond may have access, the custody and safekeeping of the assets of the Fund's portfolio, and the nature of the securities in the Fund's portfolio; and further

RESOLVED:   That the premium in the amount of $2,200 paid by the Fund under the
            Bond is hereby authorized; and further

RESOLVED:   That the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may from time to time be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations under that Act; and further

RESOLVED:   That the Secretary or Assistant Secretary of the Fund shall make such filings concerning the Bond with the Securities and Exchange
            Commission ("SEC") and give such notices as required under paragraph
            (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act.
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